Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following is a transcript of a HomeStreet employee call led by Mark Mason, CEO, on April 29, 2025, in connection with the proposed transaction between HomeStreet, Inc. and Mechanics Bank.

HomeStreet Employee Update April 29, 2025: Mark Mason Let’s get started. Good afternoon and welcome to our April all employee update. As always, everyone’s camera and microphone will be muted during the call. If you want to ask a question you can do so either by the chat pane or asktheceo@homestreet.com. Make sure that you say anonymous at the start of your question. Remember, a transcript of this call is going to be filed with the SEC given our pending merger transaction with Mechanics Bank. If you don’t want your name to be noted, make sure you say anonymous. All right, let’s get this call today going. Yesterday, we issued our financial results for the quarter ended March 31, 2025. During this time, our core net loss was 44% less than the fourth quarter, that’s great, only $2.9 million consolidated as compared to $5.1 million last quarter. Our net interest margin in the first quarter increased significantly due to the impact of the fourth quarter loan sale as we sold lower yielding loans and paid off higher cost funding. Importantly, we realized $1.1 million in net income at the bank in the first quarter, achieving our goal of returning the bank to profitability in the first quarter. We also improved our funding and liquidity position by increasing our total deposits, excluding brokered deposits, by $131 million and decreasing our loans held for investment by $169 million. It’s also worth noting that given the scheduled repricing of our remaining multi-family and other commercial real estate loans to higher rates and the future anticipated reductions in higher cost borrrowings, as well as, the repricing of our longer term deposits to current lower rates, we expect continuous growth in earnings going forward. Our credit quality also remains stable. In summary, I’m very pleased we are back to profitability at the bank, and I’d like to thank all of you for your hard work in getting us here and your continued commitment to serving our customers and communities. I recognize this can be a challenging period given the distraction and uncertainties of the pending merger. In short, I am proud of all of you. Speaking of the merger, let’s talk about where progress is being made. As of the end of last week, eighteen different integration workstreams had their first kick-off meetings. These workstreams encompass all areas of the bank and in some cases sub-workstreams will also be created. These workstreams include treasury management, technology, human resources, marketing, single family mortgage – and everything else in between. Each workstream has an executive sponsor from HomeStreet and one from Mechanics Bank, as well as a co-manager from each bank. For example, for the retail workstream, Paulette Lemon is serving as the executive sponsor from HomeStreet and Derryl Willis is the co- manager. They will be working in close collaboration with the executive sponsor from Mechanics Bank. In addition, each workstream has only one assigned project manager. In some cases that project manager is from HomeStreet and for other workstreams, the project manager is from Mechanics Bank. We are working very much as one team already. The first tasks assigned are to determine what needs to be complete by legal day one.

With this transaction, we will merge, and then system conversions and integrations will occur. Of course, there will be no system conversions until after we merge. For example, while the integration team is actively evaluating which core systems provider to choose with a decision planned for June of this year, the conversion itself will not occur until mid- first quarter of 2026. Feedback from the integration teams thus far has been very positive. Everyone is working well with their Mechanics counterparts. They are working on getting a third-party integration partner, similar to Cornerstone last year, and it’s expected this partner will be chosen and hired within the next week or so. Moving on. April is National Volunteer Month. Spirit to Serve, one of HomeStreet’s values, is shown this month and throughout the year by HomeStreet employees. This year to-date, over 1,250 volunteer hours have been tracked in the volunteer portal. All of you make a real difference in our communities through your volunteer efforts - thank you! Our corporate social media channels often highlight our employees and their service. I encourage you to take a few moments to read through their inspiring stories. Feel free to share your story with Penny Woodruff – our wonderful Community Relations Manager. This is also a good time to remind everyone that as an employee of HomeStreet Bank, you have access to the American Bankers Association membership resources. You can sign up for e-bulletin subscriptions, free compliance training, network/committee participation, and other services. Online registration is free and many of the resources are also free of charge. Please take advantage of these resources. They are included as part of our corporate membership. For those with fees, they should be approved in advance in accordance with our company policies and by your manager. Alright before I open it up for questions. Given the call today and due to the town hall we are having next week with CJ Johnson, I have decided not to have an all employee WebEx in May and so our next employee WebEx will be in June. Alright, there were some questions that came into the AskTheCEO mailbox during our last call when C.J. Johnson joined us that required input from the Mechanics team. I have those answers for you today. Here is the first question - My understanding is that Mechanics Bank is currently privately owned, and that it will become public as part of the merger. How will that impact closing / Legal Day 1 and overall integration activities? Today, Mechanics Bank is privately owned. Under the terms of the merger agreement, HomeStreet Bank will merge with and into Mechanics Bank, with Mechanics Bank then folding under the publicly traded holding company, HomeStreet, Inc. — which will be renamed Mechanics Bancorp.

As for how integration-related activities might be affected by Mechanics Bank transitioning from privately held to publicly held, HomeStreet employees should not experience any material changes. Next question - Can you provide any information on the severance package that Mechanics plans to use in this merger? Okay, on Legal Day 1, all HomeStreet employees will become Mechanics Bank employees and will be covered by Mechanics Bank’s severance policy. For impacted employees, severance will be equal to two weeks of base pay for every one year of service, with a minimum of four weeks of base pay and a maximum of 26 weeks of base pay. Officers who have change-in-control or other employment agreements that have specific severance provisions are not eligible for additional severance payments under the Mechanics Bank severance policy. Mechanics Bank does not plan to close any branches due to the merger and, overall, views the merger as very complementary, as do I. Mechanics Bank leadership believes there will be numerous opportunities for legacy HomeStreet employees to continue to advance their careers at the combined company. I have already discussed with Mechanics’ management several specific positions that they feel a need to fill or upgrade. To date, they have been very complementary of the quality of our management and personnel. As they should be. Next question. In last year’s merger with Sunflower, departments across the bank completed an extensive amount of pre-conversion work prior to regulatory approval. Do you foresee this happening again or waiting until we have final regulatory approval before starting any in-depth work? As I discussed earlier, there will be integration planning work before the close of the merger, but it will be very focused and led by an integration team that’s mindful of everyone’s current job responsibilities. What is Mechanics Bank’s Net Promoter Score? Mechanics Bank consistently ranks well above average in customer satisfaction surveys. As a matter of fact, in the fourth quarter of 2024 the bank’s NPS was 71, which is considered excellent. It’s a bit higher than ours, actually. Does Mechanics Bank have a standalone Small Business Administration Department or does SBA operate under another line of business? SBA lending falls under Mechanics Bank’s Commercial Banking division. Not separate.

Next question. As mortgage lenders, we have the benefit of a federal charter for our licensing. Will this be the case with Mechanics Bank? Answer. Mechanics Bank operates under a California state banking charter. Like HomeStreet, its primary federal regulator is the FDIC. Also, like HomeStreet, Mechanics Bank’s mortgage loan originators are registered with the Nationwide Multistate Licensing System or the NMLS. Mechanics Bank will transfer the individual NMLS accounts of any HomeStreet mortgage loan originators that come to work for Mechanics Bank as a result of the merger. Also, like HomeStreet Bank, Mechanics Bank can lend in any state in the nation. With our existing hybrid work arrangement with shared desks, how does Mechanics Bank view remote work? Answer. Several years ago, the non-branch employees of Mechanics Bank officially returned to their respective corporate offices. Exceptions to their in-office policy are reviewed and approved on a case-by-case basis by senior management. Does Mechanics Bank have a Multifamily product? Yes, Mechanics Bank has a dedicated team of income-property experts who work with investors throughout California on multifamily and mobile home park financing. Alright – I’m sure there are more questions today, so I’m happy to take those at this time. Please note that while C.J. Johnson was unable to join me for today’s call, we will be hosting an in-person town hall here in Seattle on May 8th. That’s next week, where C.J., myself and a few of the key leaders from Mechanics will make some key remarks and be available to answer your questions. Any of you that would like to join in person are welcome. We are reserving a large space here in the building. This is an in-person town hall. If you have questions you’d like addressed during that session, please email them in advance to the asktheceo@homestreet.com mailbox and we will get them lined up to be answered at that time. Also, remember, a transcript of this call will be filed with the SEC, if you wish to remain anonymous, again, please say so at the beginning of your question. Alright, let me get organized to answer your questions. First question from Kelsey Ostergaard, what is the timeline for us to know if we will be impacted by the layoffs? I don’t have that yet, Kelsey. I know that is a popular question, and I know many of you have anxiety until you know the status of your position. We have to work on the integration, frankly, in order to know what department and personnel are needed going forward. If you please be a bit more patient, I'm sure it's going to take probably a month or two, at least, before we know. And, I'm sorry that folks are going to have to wait a little longer, but just like I said last year, it's important to get this right. Jennifer Sevigny – As Mechanics’ employees on legal day one will we then switch to Mechanics’ benefit plans? Absolutely correct. Please don't ask me questions about the benefit plans today. That information is forthcoming and we'll get it to you quite soon. I just don't have it today. I know you all are very interested. Anonymous question – Mark, how are you doing? Thank you, Anonymous. I'm doing fine. I'm happy the bank is back on stable footing and that our plans and forecasts are being realized. I'm very happy with our merger partner, the folks at Mechanics. We are working really well together. They continually compliment me on our personnel and our systems, policies and procedures, and more and more I see how closely our strategies are aligned as I've told you before. And I just feel very comfortable that this is the right thing for us to be doing. Anonymous, I appreciate you asking how I'm doing. Alright, let me check email. This is a benefits question. Anonymous asks if Mechanics will payout vacation along with severance, if applicable? Yes, absolutely. That's legally required whether you were laid off or terminated here at HomeStreet or in the context of the merger if your position is not retained, you will receive severance, and your accrued, but unused vacation. That's one benefit question I can answer. Anonymous question – Do you have any updates on the status of regulatory approval of the merger? No changes in timing - we are still planning Q3. One update, the regulatory applications were filed last Friday with the Federal Reserve and with the FDIC and the Washington Department of Financial Institutions. That's quite important because that starts the clock on the date by which they have to deem the applications complete and then give an opinion. We filed a little late, maybe a week later than we expected, though, within 30 days, which is right along the timeline that we have had in other mergers and acquisitions, so I'm happy about that. Any changes to timing? No, we are still expecting Q3. It is possible it could be earlier than we expected, not in Q2, that would be highly unlikely, but, it could be earlier in the Q3 than we might have expected. I'm told that many of the other bank acquisition and merger applications that have already been approved this year under the new administration have returned to the timelines that used to be the normal course -- within 90 days. And, we expect these to be approved within 90 days, as well. In terms of closing, under our agreement, the merger can only close on the 1st of a month. So, if all of the conditions to closing, that is to say shareholder approval, regulatory approval, and a two-week Department of Justice review period, those all have to occur before the 1st of a month. So if you do all that math, you can think about the possibilities. So we're still thinking Q3. We'll see. I'm a little more optimistic than I was that it could be a little earlier than the Q3, but we're going to have to see. Stay tuned, obviously.

More anonymous questions. Estimated date for legal day one? It'll be the 1st of the month of one of the months in the Q3, we hope. A question regarding whether the Brea office will be closed? The Brea office is a commercial real estate landing office in Orange County. I don't know. Those are integration activities that we don't have the answer to yet. So, I'm sorry I can't answer that question yet. The work hasn't been done. Anonymous – . How many seats will be available at the town hall? I believe a hundred and 20 roughly, I think that's going to be plenty for the people who probably can attend -- who either are working out of the home office or nearby. So, I think there'll be plenty. Worst case standing room only. Thanks for asking that question, Anonymous. Anonymous – Will HomeStreet employees who are now working remotely need to be approved to continue working remotely once the merger is complete? I think that's probably true as I understand their policy. But, in my conversations with them, I would expect that approval to be given generally. We'll see if there's any update to that later. Alright, that's all for email. Let me go back to the chat pane, Anonymous asks Mechanics Bank does not appear to offer government home loans such as VA, FHA and USDA. Is there a plan for them to be approved for these products before the merger is complete? Yes, we have a plan. It's already come up in merger integration. There's a work stream for that that Eric Hand and folks already working on. Anonymous – Do you know how comparable their PTO plans are? This is one I can't answer. Remember I said I don't have all the benefits answers today. Those will be forthcoming. Anonymous - Will the town hall be recorded for those who cannot attend? Let me see if it's going to be recorded. I do know that we intend to have a concurrent Webex running that you all will be invited to join if you're not local. Not sure yet if we can record it. Maybe we can.Maybe Steen will answer that for me while we're talking. Steen Nielsen We'll do our best we can to record it and have it presented on SharePoint like normal. Mark Mason Okay, I just got the answer. We're going to try to record it. We believe we can. And if so, we'll be posting it on SharePoint. Next Anonymous - If employees work out of state who are interested in traveling to Seattle to attend next week's meeting in person. Is that a reasonable expense? I guess what

Anonymous means, will that be reimbursed? No, I'm sorry because we are going to have it live and probably recorded by Webex. Unfortunately, we're not going to pay for folks to travel. Okay. That's the end of the questions right now. So let me wait here just a little bit to see if we have any more. I do not see any more questions. I want to make sure I catch all of them, particularly since we're going to take next month off. Now - you will be able to ask questions through the WebEx in the same way we're doing today when we do the town hall. I will be running my laptop and after we do a little town hall where I'm going to ask questions of CJ, then we're going to turn to the chat pane here just like today and and take your questions live. I hope it's going to be a great event. Next anonymous question, will there be blackout dates for Q1 2026? I assume there will be surrounding the conversion. Yeah, you can count on it. Just like last time there was going to be. Remember, if you think of a question after the call, you can always email me at asktheCEO@homestreet.com and we'll either send you back an answer or we'll save the question for the next Webex. Really appreciate you all being here today. I love these meetings. I hope they continue to be helpful to you. Thank you for everything you're doing. The Bank is doing great, and that's because of you. All right. Bye. We'll talk next week. Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “HomeStreet Corporate Governance and Other Matters,” “2023 Executive Compensation Program,” “2023 Summary Compensation Table” and “Principal Shareholders of HomeStreet” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders held on June 18, 2024, as filed with the SEC on Schedule 14A on May 16, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1518715/000155278124000348/e24254_hmst-defm14a.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “HomeStreet Corporate Governance and Other Matters,” “2023 Executive Compensation Program,” “2023 Summary Compensation Table” and “Principal Shareholders of HomeStreet” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders held on June 18, 2024, as filed with the SEC on Schedule 14A on May 16, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1518715/000155278124000348/e24254_hmst-defm14a.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.